UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         SVT INC. (formerly SWWT, Inc.)
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   784878 10 0
                                   -----------
                                 (CUSIP Number)

                                Stephen V. Burger
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 1, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  784878 10 0

1    NAME OF REPORTING PERSON:   Sanjay Sethi
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  India

  NUMBER OF      7    SOLE VOTING POWER: 21,475,558 shares*
   SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  -0-
  OWNED BY
   EACH          9    SOLE DISPOSITIVE POWER:  21,475,558 shares*
 REPORTING
PERSON WITH      10   SHARED DISPOSITIVE POWER:  -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     21,475,558 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   52.5%

14   TYPE OF REPORTING PERSON: IN


--------

     *Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0

1    NAME OF REPORTING PERSON:   Amit Sarkar
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

  NUMBER OF      7    SOLE VOTING POWER:    -0-
   SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  2,045,292 shares*
  OWNED BY
   EACH          9    SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH      10   SHARED DISPOSITIVE POWER:  2,045,292 shares*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     2,045,292 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.0%

14   TYPE OF REPORTING PERSON: IN


--------

     *Subject to the Stockholders Agreement described in Item 4 of this Statement. This reporting person disclaims beneficial ownership of these shares.

CUSIP NO.  784878 10 0

1    NAME OF REPORTING PERSON:  Sheila Christopherson
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United Kingdom

  NUMBER OF      7    SOLE VOTING POWER:    -0-
   SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  2,045,292 shares*
  OWNED BY
   EACH          9    SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH      10   SHARED DISPOSITIVE POWER:  2,045,292 shares*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     2,045,292 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.0%

14   TYPE OF REPORTING PERSON: IN


--------

     *Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO.  784878 10 0

1    NAME OF REPORTING PERSON:   Raghu Rajalingham
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Sri Lanka

  NUMBER OF      7    SOLE VOTING POWER:    4,090,583 shares*
   SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  -0-
  OWNED BY
   EACH          9    SOLE DISPOSITIVE POWER:  4,090,583 shares*
 REPORTING
PERSON WITH      10   SHARED DISPOSITIVE POWER:  -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     4,090,583 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.0%

14   TYPE OF REPORTING PERSON: IN


--------

     *Subject to the Stockholders Agreement described in Item 4 of this Statement.

CUSIP NO. 784878 10 0

1    NAME OF REPORTING PERSON:   Raj Janarthanan
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Sri Lanka

  NUMBER OF      7    SOLE VOTING POWER: 2,045,292 shares*
   SHARES
BENEFICIALLY     8    SHARED VOTING POWER:  -0-
  OWNED BY
   EACH          9    SOLE DISPOSITIVE POWER:  2,045,292 shares*
 REPORTING
PERSON WITH      10   SHARED DISPOSITIVE POWER:  -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     2,045,292 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.0%

14   TYPE OF REPORTING PERSON: IN


--------

     *Subject to the Stockholders Agreement described in Item 4 of this Statement.

Preliminary Note

     This Statement on Schedule 13D is being filed jointly by Sanjay Sethi, Amit Sarkar, Sheila Christopherson, Raghu Rajalingham and Raj Janarthanan to report their beneficial ownership of the Common Stock, par value $.001 per share (the "Common Stock" or "Company Common Stock"), of SVT Inc. (the "Company") as a result of a series of interrelated transactions which resulted in the combination, effective February 1, 2002, of the Company and SanVision Technology Inc. ("SanVision"). These transactions consisted of

     o the merger of E-Newco, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, with and into SanVision (the "Merger"). At the effective time of the Merger, (1) the separate corporate existence of E-Newco ceased, (2) SanVision remained as the surviving corporation in the Merger and became a wholly-owned subsidiary of the Company, and
          (3) each share of SanVision common stock was converted into a right to receive 0.99228 of a share of Company Common Stock (with the aggregate number of shares of Common Stock issued to any one person rounded up to the nearest whole number). The terms of the Merger were provided for in detail in the Second Amended and Restated Agreement and Plan of Merger dated as of December 18, 2001, by and among SanVision, the Company and E-Newco (the "Merger Agreement"), which is incorporated by reference in this Statement as Exhibit 1.

     o amendments to the Company's certificate of incorporation to (1) effect immediately before the Merger a 1-for-2 reverse split of the Common Stock outstanding before the Merger (the "Reverse Split"), and (2) change the Company's name from SWWT, Inc. to SVT Inc.

     o amendments to the certificate of designations of the series B preferred stock of the Company to, among other things, (1) effect immediately before the Merger and the 1-for-2 Reverse Split a change in the conversion ratio of the series B preferred stock into Common Stock from approximately 1-to-100 to approximately 1-to-10, and (2) provide for the automatic conversion of the series B preferred stock into Common Stock immediately before the Merger. Each share of series B preferred stock, after giving effect to the Reverse Split and the change in the conversion ratio, was converted into approximately five shares of Company Common Stock immediately before the Merger.

     In the Merger, and taking into account the Reverse Split, the change in the series B conversion ratio and other transactions contemplated in the Merger Agreement, 36,071,064 shares of SanVision common stock outstanding before the Merger were converted into approximately 35,792,595 shares of Company Common Stock, which shares represent approximately 87.5% of the outstanding shares of Common Stock, and shares of Company Common Stock outstanding before the Merger, together with 180,000 shares issuable upon exercise of outstanding Company stock options, represent approximately 12.5% of the outstanding shares of Company Common Stock.

Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the Common Stock, par value $.001 per share (the "Common Stock" or "Company Common Stock").

     The issuer of the Common Stock is SVT Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at 59 John Street, 3rd Floor, New York, New York 10008. Until February 1, 2002, the Company's name was SWWT, Inc.

Item 2. Identity and Background.

     (a) The persons filing this statement are Sanjay Sethi, Amit Sarkar, Sheila Christopherson, Raghu Rajalingham and Raj Janarthanan (collectively, the "Filing Persons").

     (b) The business address of Messrs. Sethi, Sarkar and Janarthanan is 59 John Street, 3rd Floor, New York, New York 10008. The business address of Ms. Christopherson is c/o JNA Holdings Ltd.,17 Gr. Xenopoulou Street, P.O. Box 54425, 3724 Limassol, Cyprus. The business address of Mr. Rajalingham is c/o Fundus Inc., Caledonian House, GeorgeTown, Grand Cayman, Cayman Islands.

     (c) Sanjay Sethi has been principally employed since the Merger as the President, Chief Executive Office, Secretary and a director of the Company. The principal business of the Company since the Merger has been the provision of information technology related professional services to businesses. These services enable the Company's clients to combine the scope and efficiencies of the new web-based technologies with their existing business processes, such as managing procurement, selling products and services, providing customer service, conducting supplier transactions and communicating with their employees over the web. The Company offers a broad range of IT services to its clients who desire to outsource any such services or retain outside consultants to supplement their in-house IT initiatives.

     Amit Sarkar has been principally employed since the Merger as Chief Operating Officer and a director of the Company.

     Sheila Christopherson is principally employed by the United Nations. She is the wife of Amit Sarkar.

     Raj Janarthanan has been principally employed since the Merger as Executive Vice President and a director of the Company.

     Raghu Rajalingham is principally employed as a private investor.

     (d) None of the Filing Persons has ever been convicted in a criminal proceeding.

     (e) None of the Filing Persons has ever been a party to a civil proceeding of a judicial or administrative body, as a result of which he was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) a judgment, decree or final order finding any violation with respect to such laws.

     (f) Mr. Sethi is a citizen of India. Mr. Sarkar is a citizen of the United States. Ms. Christopherson is a citizen of the United Kingdom. Messrs. Rajalingham and Janarthanan are citizens of Sri Lanka.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Filing Persons used their shares of SanVision common stock as consideration for the shares of Company Common Stock they received in the Merger. As noted above, each share of SanVision common stock was converted in the Merger into a right to receive 0.99228 of a share of Company Common Stock. The following table shows the number of SanVision common shares held directly or indirectly before the Merger by each Filing Person:

                                                                     No. of
                                                                SanVision Shares
                                                                ----------------

     Sanjay Sethi..........................................          21,642,651
     Fundus Inc. (Raghu Rajalingham).......................           4,122,407
     JNA Holdings Ltd. (Sheila Christopherson
          and Amit Sarkar).................................           2,061,204
     Raj Janarthanan.......................................           2,061,204

Item 4.  Purpose of Transaction.

Stockholders Agreement
----------------------

     In connection with the closing of the Merger, the Company entered into a stockholders agreement, which is incorporated by reference in this Statement as
Exhibit 2 (the "Stockholders Agreement"), with certain persons who either were stockholders of the Company before the Merger or became stockholders of the Company as a result of the Merger. The following table shows the parties to the stockholders agreement (the "Stockholders") and the number of shares of Company Common Stock which each of them beneficially owns as a result of the Merger, the Reverse Split and the conversion of all the SWWT series B preferred stock into Company Common Stock:

                                                          SVT common stock
                                                            Number      % of
                                                         of shares     class
                                                         ---------     -----
Name
----

Sanjay Sethi.......................................     21,475,558      52.50%

Fundus Inc. (1)....................................      4,090,583      10.00

CJM Associates, LLC (2)............................      3,067,937       7.50

MCG-SVT, LLC (3)...................................      2,863,408       7.00

JNA Holdings Ltd. (4)..............................      2,045,292       5.00

Raj Janarthanan....................................      2,045,292       5.00

Gregory C. Mosher..................................        811,349       1.98

East River Ventures II, L.P. (5)...................        711,590       1.74

MSD Ventures, L.P..................................        507,106       1.24

John A. Schneider..................................        507,061       1.24

Andrew K. Boszhardt, Jr............................        405,657       0.99

Huizinga Investments Limited Partners..............        380,322       0.93

VBM Equities, LLC..................................        152,124       0.37

Anthony Scaramucci.................................        101,410       0.25
                                                        ----------     ------

Total..............................................     39,164,689      95.74
                                                        ==========    =======
------------

(1)  Voting and investment control of Fundus Inc. is held by Raghu Rajalingham.

(2) The Filing Persons have been advised that voting and investment control of CJM Associates, LLC is held by Christine Schneider.

(3) The Filing Persons have been advised that voting and investment control of MCG-SVT, LLC is held by MCG-Global, LLC, its managing member, and that voting and investment control of MCG-Global, LLC, is held by Vincent A. Wasik and Garrett Stonehouse, its two managing members.

(4) Voting and investment control of JNA Holdings Ltd. is held by Sheila Christopherson.

(5) The Filing Persons have been advised that control over the investment decisions of East River Ventures II, L.P. is held by the two managers of East River Ventures II, L.P.'s general partner ERV Associates II, LLC, of which Mr. Carozza is a manager. Includes 204,529 shares of SanVision common stock held by ERV Associates. Mr. Carozza disclaims beneficial ownership of such shares except to the extent he has any pecuniary interest therein.

     Transfer Restrictions

     Each of the Stockholders agreed in the Stockholders Agreement that he or it will not sell, transfer, pledge, encumber or otherwise dispose of any shares of Company Common Stock, both shares included in the table above and shares subsequently acquired, or any securities exchangeable for or exercisable or convertible into Company Common Stock, except as permitted by the Stockholders Agreement. However, Sanjay Sethi may pledge or encumber any Company securities. Also, if a transferee of shares agrees to be bound by the provisions of the Stockholders Agreement, any Stockholder that is a natural person may transfer any Company Common Stock by will or intestacy to any member of the Stockholder's family, or to a trust created for one or more members of the Stockholder's family, and any Stockholder that is a corporation or other entity may transfer Company Common Stock to its subsidiaries or parents, its directors, officers or employees, or any other Stockholder.

     If any Stockholder desires to dispose of any shares of Company securities (but not more than 20% of the shares shown for such Stockholder in the table above), such Stockholder must first deliver to the Company and the other Stockholders a written notice (the "Offer") offering to sell such shares to the other Stockholders and specifying the price and terms upon which the Stockholder proposes to sell. The other Stockholders will have 20 days to accept the Offer, in such respective amounts of shares as they agree among themselves, or if they cannot agree, pro rata, by giving written notice of acceptance to the offering Stockholder and the Company. If the other Stockholders do not accept an Offer in full before the expiration of such 20-day period, the Company may accept the Offer as to those shares which the other Stockholders did not accept. If the Offer is accepted as to all the shares offered, then within 20 days after acceptance is complete, the accepting Stockholders, and the Company if applicable, will pay the purchase price to such offering Stockholder against delivery of certificates for the shares of Common Stock. If an Offer is not accepted in full by the Stockholders or the Company before the expiration of the applicable 20-day period, the offered shares may not be sold.

     These transfer restrictions will not apply to any transfer by any Stockholder to the Company, which transfers may be made without restriction. Any shares of Company securities purchased by the Company may be reissued or sold by the Company only if

     o the board of directors of the Company has approved such reissue or sale,

     o any person who purchases Company Common Stock agrees to be bound by the provisions of the Stockholders Agreement, and

     o any such reissue or sale is made in compliance with all federal and state securities laws in effect at the time.

     Tag-Along Rights

     If at any time any Stockholder or group of Stockholders proposes, in a single transaction or a series of related transactions, to transfer shares of Company Common Stock, and/or securities exchangeable for or exercisable or convertible into Company Common Stock, representing more than 30% of the Company Common Stock outstanding on a fully diluted basis to any person or group (including the Company or any of its subsidiaries), no such selling Stockholder may effect such transfer unless, before it is consummated, the other Stockholders are afforded the opportunity to join in such transfer. Any such proposed transfer is a "Tag-Along Sale."

     No less than 20 days before any proposed Tag-Along Sale is consummated, the selling Stockholders must provide written notice of the Tag-Along Sale to each non-selling Stockholder and to the Company, which notice must specify the number of shares proposed to be transferred in the Tag-Along Sale, the consideration per share, the identities of the person or group that proposes to acquire
Company securities in such a transfer, and all other material terms and conditions of the Tag-Along Sale. The notice must also include a written offer from the proposed purchasers to each non-selling Stockholder to include a pro rata portion of his or its shares in the Tag-Along Sale, at the same price and on the same terms and conditions as the proposed purchaser's offer to the selling Stockholders. Each non-selling Stockholder will have 15 days from receipt of the notice in which to accept the purchaser's offer.

     Drag-Along Rights

     If any group of Stockholders owning in the aggregate at least 85% of the shares of Company Common Stock then outstanding on a fully diluted basis (a "Selling Group") proposes to enter into a "Drag-Along Sale," the Selling Group will have the right to compel each of the other Stockholders to sell all, but not less than all, of their Company securities on the same terms and for the same price as are being offered in such Drag-Along Sale.

     A "Drag-Along Sale" is

     o a proposed sale, transfer or other disposition, by way of a merger, consolidation or otherwise, in a single or related series of transactions, of 100% of the outstanding shares of Company Common Stock and any securities exchangeable for, or exercisable or convertible into, Company Common Stock,

     o to a person or group who are not individually or collectively affiliates of the Company or any Stockholder, and

     o at an aggregate purchase price (net of transaction expenses and of liabilities of the Company and its subsidiaries required to be paid from the proceeds of such purchase price) that is not less than fair market value; however, if the members of the Selling Group own, in the aggregate, at least 85% of the Company Common Stock at the time outstanding on a fully diluted basis, the proposed transaction will be deemed to have an aggregate purchase price not less than fair market value.

     The purchase from and sale by the Stockholders not in the Selling Group of their Company securities must be consummated simultaneously with the consummation of the Drag-Along Sale, and must be on the same terms and for the same price as the Drag-Along Sale, and the Selling Group will give the other Stockholders at least 20 days written prior notice of the date of the Drag-Along Sale.

     Pre-emptive Rights

     If, at any time before a "Qualified Public Offering" is consummated, the Company proposes to sell or issue any "New Securities" to any person, then the Company must, at least 30 days prior to the proposed sale, give each Stockholder notice containing full particulars of the proposed sale, including the identity of the proposed beneficial and record owners of the New Securities and the purchase price per New Security.

     A "Qualified Public Offering" is

     o a firm underwritten offering or offerings of Company Common Stock under one or more effective registration statements under the Securities Act of 1933 such that, after giving effect to the offering,
          (x) at least 10% of the number of shares of Company Common Stock on a fully diluted basis has been publicly distributed and sold pursuant to such offerings, and (y) the Company receives aggregate cash proceeds from such offerings of at least $20,000,000 net of underwriter's discounts and other expenses, or

     o such other public offering or offerings of Company Common Stock as shall be designated as a Qualified Public Offering by a majority of the Company's board of directors.

     In general, "New Securities" are any capital stock of the Company and any securities exchangeable for, or exercisable or convertible into, such capital stock, but do not include Company Common Stock issued as a stock dividend or upon a stock split, or shares of Company Common Stock issuable upon exercise of Company stock options or upon the conversion or exercise of preferred stock, warrants or options, or common stock issued in connection with a Qualified Public Offering, or in connection with an acquisition or merger transaction that has been approved by the Company's board of directors.

     In the notice, the Company must offer to each Stockholder, subject to consummation of the proposed sale, for 15 business days the opportunity to purchase from the Company, on the same terms and conditions as the proposed sale as specified in the notice, up to that number of the New Securities equal to (i) the quotient determined by dividing the number of shares of Company Common Stock held by such Stockholder (assuming full conversion, exercise and exchange of all Company securities owned by it) by the number of shares of Common Stock outstanding on a fully diluted basis, multiplied by (ii) the number of New Securities to be sold or issued in the proposed sale.

     If any Stockholder accepts the offer to purchase any New Securities, the purchase price and material terms for the New Securities must be the same as applicable to the New Securities issued under the proposed sale.

     Organizational Matters; Corporate Governance

     The Stockholders Agreement provides that, from and after the effective time of the Merger, the Company's board of directors will consist of seven directors which will be designated as follows:

     o Sanjay Sethi, Amit Sarkar and Raj Janarthanan (collectively, "the SVT Stockholders") have the right to designate and submit for election five directors (the "Class A Directors");

     o East River Ventures II, L.P. has the right to designate and submit for election one director (the "Class B Director"); and

     o MCG-SVT LLC has the right to designate and submit for election one director (the "Class C Director").

     The four initial Class A Directors are Sanjay Sethi, Amit Sarkar, Raj Janarthanan and Jack Kemp; the initial Class B Director is Walter A. Carozza; the initial Class C Director is Vincent A. Wasik; and the fifth Class A Director has not yet been designated and elected.

     Each Stockholder agreed that, during the term of the Stockholders Agreement, he or it will take all such actions to effect the election of those persons duly designated as described above, including the voting of all of his or its stock for that purpose. The Company and its board of directors agreed to take any and all actions required, permitted, or necessary to cause such designees to be elected or appointed to the board of directors, including calling a regular or special meeting of stockholders of the Company to ensure the election to or removal from the board of directors of any person or persons so designated to be so elected or removed, and soliciting proxies in favor of the election of such designees.

     If a director dies, resigns or is removed prior to the expiration of his term as a director, the person or persons that had the right to designate and have elected such director will promptly elect a replacement director, and the Stockholders will effect the election to the Company's board of directors of such replacement designee to fill the unexpired term of the director whom such new designee is replacing.

     The rights of the SVT Stockholders, East River Ventures II, L.P. and MCG-SVT LLC to designate and elect directors are not assignable.

     The Stockholders Agreement provides that at any regular or special meeting called for the purpose of removing directors, or in any written consent executed in lieu of such a meeting of stockholders

     o (A) the SVT Stockholders will have the right to remove any Class A Director with or without cause, (B) East River Ventures II, L.P, will have the right to remove a Class

          B Director with or without cause, and (C) MCG-SVT LLC will have the right to remove a Class C Director with or without cause; and

     o none of them will have any right to remove or cause to be removed any director designated by any of the others, except that any director may be removed by the affirmative vote of at least a majority of the other directors, but only for cause, or may be removed by the affirmative vote of all the other directors (not just a quorum). Each Stockholder will agree to vote all of his or its shares of Company securities having voting power (and any other shares over which he or it exercises voting control) for the removal of any director upon the request of the person or persons designating such director and for the election to the board of directors of a substitute designated by such person or persons.

     If the size of the Company's board of directors is increased at any time, the persons identified above as having the right to designate directors will have the right to at least proportionate representation on the board of directors following such increase based on the composition of the board of directors as between such persons immediately before such increase; however, in no event will the board of directors consist of more than eleven directors.

     The Company agreed that from and after the effective time of the Merger,

     o it will cause each person designated by the persons identified above to be included (consistent with applicable law and its certificate of incorporation and bylaws) in the group of nominees who are recommended for election as directors by the Company to the stockholders following the date on which such person is so designated, and at each succeeding meeting of the Company's stockholders when directors are to be elected, and

     o at a special meeting of the board of directors held as soon as practicable after the creation of any vacancy as a result of the death, resignation or removal of a director, it will cause the appointment of such person as is designated by the appropriate person or persons identified above to fill any such vacancy, if a special meeting is required to effect such appointment.

     Subject to any law or stock exchange rule prohibiting committee membership by affiliates of the Company, each of the persons identified above having the right to designate directors will be entitled to at least proportionate representation (and in any event not less than one) on any committee of the board of directors based on the composition of the board of directors.

     Under the terms of the Stockholders Agreement, effective upon the closing of the Merger, Mr. Sethi was appointed President and Chief Executive Officer of the Company and Mr. Sarkar was appointed Chief Operating Officer of the Company. The Company is commencing a search process to identify candidates for the positions of chief financial officer and chief technology officer of the Company.

     Voting Matters

     In addition to any vote or consent of the Company's board of directors or its stockholders required by law or the Company's certificate of incorporation, the affirmative vote of either the Class B Director or the Class C Director, which affirmative vote shall not be unreasonably or improperly withheld, will be necessary for authorizing, effecting or validating any of the following actions, but such necessary approval shall not relieve any such director from his fiduciary duties to the Company:

     o (A) an increase or decrease in the authorized capital of the Company or any Company subsidiary, including the splitting, combination, or subdivision of any capital stock, (B) the creation or authorization of any class of capital stock, (C) the issuance of any additional shares of capital stock of the Company or any Company subsidiary, or rights to acquire such capital stock, (D) the repurchase or redemption of any shares of such capital stock, or (E) the declaration or payment of any dividend in respect of such capital stock, whether such dividend is payable in cash, shares of capital stock or other property;

     o the hiring by the Company or any Company subsidiary of any chief executive officer, chief financial officer, chief operating officer or chief technology officer, or the entering into or amendment of any employment or severance agreement or any change of control agreement with any such officer;

     o the sale, lease, transfer or other conveyance (including pledging or allowing a lien to exist), in a single transaction or related series of transactions, of all or substantially all of the consolidated assets of the Company and its subsidiaries;

     o the consolidation or merger of the Company with, or permitting any Company subsidiary to consolidate or merge with, any person;

     o the taking or institution of any proceedings relating to the bankruptcy or the dissolution, liquidation or winding-up of Company, or permitting any Company subsidiary to take or institute any proceedings relating to the bankruptcy or the dissolution, liquidation or winding-up of such subsidiary;

     o the entering into by the Company or any Company subsidiary of any material transaction with any of their officers, directors or affiliates except transactions (x) entered into in the ordinary course of business in good faith, (y) on fair and reasonable terms no less favorable to the Company or its subsidiary than it would obtain in a comparable arm's length transaction with a person not an affiliate and
          (z) the terms of which have been previously disclosed to the Class B Director;

     o the acquisition by the Company or any Company subsidiary, in one transaction or a series of related transactions, and by means of a merger, consolidation or otherwise, of any capital stock, other equity interest (with economic, voting, or other beneficial interests) or assets of, or any direct or indirect ownership of, any person, or any investments, loans, advances or extensions of credit to any person, or the creation of any subsidiary in which the Company has an economic interest;

     o except as expressly contemplated by the Stockholders Agreement, any amendment of the Company's certificate of incorporation or by-laws, or the filing of any resolution of the board of directors with the Secretary of State of the State of Delaware containing any provisions that would adversely affect or otherwise impair the rights of the holders of the Company Common Stock or would be inconsistent with the provisions of the stockholders agreement;

     o any direct or indirect borrowing or incurrence of, or agreement to borrow or incur, any indebtedness or liability for borrowed money or guarantee such indebtedness, or any agreement to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any person, or making or committing to make any loans, advances or capital contributions to, or investments in, any person or to any other person, or the refinancing or restructuring of any existing loan, not including (i) the incurrence of trade indebtedness or contingent liabilities in the ordinary course of business, and (ii) the making of bank deposits and other investments in marketable securities and cash equivalents in the ordinary course of business and consistent with past practice; and

     o the entering into, or permitting any Company subsidiary to enter into, any agreement to do or effect any of the foregoing.

     Board Meetings


     The  Company's  board  of  directors  will  hold,  during  the  term of the
Stockholders  Agreement,   regularly  scheduled,   in-person  meetings  no  less
frequently than six times per year.

     Certificate of Incorporation; Bylaws

     The Company and the Stockholders will take all lawful action necessary to ensure at all times that the certificate of incorporation and by-laws of the Company are not inconsistent with the provisions of the Stockholders Agreement or the transactions contemplated by the Stockholders Agreement.

     Termination

     The provisions of the stockholders agreement described above under "- Transfer Restrictions" will generally terminate on the first to occur of (1) a Qualified Public Offering, and (2) the date eighteen months following the effective date of the registration statement contemplated by the Registration Rights Agreement described below. However, with the approval of a majority of the Class A Directors, the Class B Director and the Class C Director, the
Company may accelerate or extend the termination date of the transfer restrictions in the stockholders agreement, but the restrictions may in no event terminate earlier than September 30, 2002.

     The other rights and obligations of the Company and each Stockholder under the Stockholders Agreement will terminate on the earliest to occur of the following:

     o    the bankruptcy or dissolution of the Company,

     o immediately prior to the consummation of a merger, consolidation, reorganization or other business combination of the Company which results in the transfer of more than 50% of the voting securities of the Company or the sale of all or substantially all of the assets of the Company,

     o any single Stockholder becoming the owner of all the Company Common Stock, or

     o the 10th anniversary of the effective date of the Merger (February 1, 2012).

     Amendments and Waivers

     The Stockholders Agreement may be amended, and the taking of any act required under the Stockholders Agreement may be waived, by the prior written consent of the Company and Stockholders holding 80% or more of the shares of Company Common Stock held by all Stockholders at the time.

Registration Rights Agreement
-----------------------------

     Also in connection with the closing of the Merger, the Company, the Stockholders and certain other Company stockholders or their transferees, executed and delivered a registration rights agreement, which is incorporated by reference in this Statement as Exhibit 3 (the "Registration Rights Agreement"). The issuance of Company Common Stock in the Merger to the shareholders of SanVision was not registered under the Securities Act of 1933 in reliance upon the exemption from registration in Section 4(2) of the Act for "transactions by an issuer not involving any public offering." As a result, these shares may not be sold or otherwise transferred by those persons who receive them in the Merger in the absence of registration or an available exemption from registration. Certain shares of Company Common Stock outstanding before the Merger are similarly restricted.

     Shelf Registration

     The Company agreed in the Registration Rights Agreement that no later than May 2, 2002 (90 days after the effective date of the Merger), it will use its reasonable best efforts to file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the offering on a continuous basis of all the shares of the Company Common Stock held by the Stockholders and the other parties to the Registration Rights Agreement on the effective date of the Merger. The Company will use its reasonable best efforts to have this registration statement declared effective by the Commission as soon as practicable and will use its reasonable best efforts to keep the registration statement continuously effective until the earlier of (A) the date when the parties to the Registration Rights Agreement and their permissible successors and transferees (collectively, the "Securities Holders") can sell all their registered shares without any restrictions under Rule 144, and (B) the date on which no registered Common Stock remains outstanding.

     "Piggy-Back" Rights

     In addition, if the Company at any time wishes to effect a sale of Company Common Stock for its own account, or for the account of any other person in an underwritten transaction (an "SVT Public Sale Event"), it must give notice not less than 21 days prior to the initial filing of the related registration statement. The notice will offer the Securities Holders the opportunity to participate in such offering. The obligation of the Company to give to each Securities Holder such notice and to permit piggy-back rights will terminate on the earlier of (A) the date when the Securities Holders can sell all their registered shares without any restrictions under Rule 144, and (B) the date on which no registered common stock remains outstanding.

     If the Company has delivered a notice, Securities Holders will be entitled to participate on the same terms and conditions as the Company and/or such other persons in the proposed SVT Public Sale Event, and to offer and sell shares therein to the extent provided in the registration rights agreement. Each Securities Holder desiring to participate must notify the Company no later than ten days following receipt of the Company's notice of the aggregate number of shares that such Securities Holder then desires to sell in the offering.

     Each Securities Holder desiring to participate in an SVT Public Sale Event may include shares in any related registration statement to the extent that the inclusion of such shares would not reduce the number of shares of Company Common Stock to be offered and sold by the Company and/or such other persons to be included therein. If the lead managing underwriter selected by the Company for an SVT Public Sale Event advises the Company in writing that, in its opinion, the total number of shares of Company Common Stock to be sold by the Company and/or such other persons together with the shares which such Securities Holders intend to include in such offering would reasonably be expected to materially adversely affect the price or distribution of the Company Common Stock offered in such SVT Public Sale Event or the timing thereof, then there will be included in the offering only that number of shares of the Securities Holders, if any, that such lead managing underwriter reasonably and in good faith believes will not materially adversely affect the price or distribution of the common stock to be sold in such SVT Public Sale Event.

     In connection with any SVT Public Sale Event, subject to the provisions of the Registration Rights Agreement, the Company in its sole discretion may determine whether (a) to proceed with, withdraw from or terminate such SVT Public Sale Event, (b) to enter into a purchase agreement or underwriting agreement for such SVT Public Sale Event, and (c) to take such actions as may be necessary to close the sale of Company Common Stock contemplated by such offering, including waiving any conditions to closing such sale which have not been fulfilled.

     Black-Out Periods

     No Securities Holder may offer to sell or sell any shares of Company Common Stock as provided above under "- Shelf Registration" during the 60-day period immediately following the effective date of any registration statement filed by the Company in respect of a SVT Public Sale Event. The Registration Rights Agreement provides for up to two other "black-out" periods per year, of up to 90 days each, during which the Securities Holders may not offer or sell any shares, if the SVT board of directors determines in good faith that such offers or sales would (1) interfere with or affect the negotiation or completion of any transaction that is being contemplated by the Company, or (2) involve initial or continuing disclosure obligations that might not be in the best interests of the Company or its stockholders.

     Expenses

     The Company will pay all fees, disbursements and expenses in connection with any registration statement covered by the Registration Rights Agreement and the performance of its obligations thereunder, including all registration and filing fees, printing, messenger and delivery expenses, fees of the Company's auditors, listing fees, registrar and transfer agents' fees, reasonable fees and disbursements of the Securities Holders' counsel in connection with the registration but not the disposition of the Securities Holders' registered shares, fees and disbursements for counsel for the Company, fees and expenses (including reasonable fees and disbursements of counsel) of complying with applicable state securities or "blue sky" laws and the fees of the NASD in connection with its review of any offering contemplated in any such registration statement, but not including underwriting discounts and commissions or brokerage commissions on any shares sold in any such offering.

     Limitations on Subsequent Registration Rights

     Until the termination of the Registration Rights Agreement, the Company will not, without the prior written consent of Securities Holders owning a majority of the registrable shares held by Securities Holders at such time, enter into any agreement which would provide any holder or prospective holder of Company Common Stock "piggyback" registration rights for such Company Common Stock unless the piggyback registration rights provided to the Securities Holders under the Registration Rights Agreement will have priority in the event of any cutback as described above under "- Piggyback Rights."

     Transfer of Rights

     Until the termination of the Registration Rights Agreement, the rights and obligations of a Securities Holder under it may be transferred by a Securities Holder to a transferee of registrable shares; however, within a reasonable period of time (but in no event less than two business days) before such transfer, (i) the transferring Securities Holders shall have furnished the Company and the other Securities Holders written notice of the name and address of such transferee and the number of shares with respect to which such rights are being transferred and (ii) such transferee shall furnish the Company and the Securities Holders a copy of a duly executed agreement by which such transferee
(A) assumes all of the obligations and liabilities of its transferor under the Registration Rights Agreement, (B) enjoys all of the rights of its transferor under the Registration Rights Agreement, and (C) agrees itself to be bound by the Registration Rights Agreement.

     Amendments and Waivers

     The Registration Rights Agreement may not be amended or modified or any provision thereof waived without (i) a resolution of the board of directors of the Company, (ii) the written consent of East River Ventures II, L.P., and (iii) the written consent of Sanjay Sethi; however, any amendment, modification or waiver that disproportionately and adversely affects any party thereto will require the prior written consent of such party, and the grant of registration rights to others on substantially the terms provided for in the Registration Rights Agreement will not be deemed to disproportionately or adversely affect any party thereto.

     Termination

     The Registration Rights Agreement, and the respective obligations and agreements of the parties thereto, will terminate on the date on which the Company has no further obligations under the terms of the Registration Rights Agreement to file or keep effective a registration statement under the Securities Act of 1933.

                                      * * *

     Except as described above in this Item 4, the Filing Persons currently have no plan or proposal, as shareholders of the Company, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

          (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

          (j) any action similar to any of those enumerated above.

     However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Messrs. Sethi, Sarkar and Janarthanan in their capacities as directors and executive officers of the Company.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) Sanjay Sethi is the direct beneficial owner of, and, subject to certain provisions of the Stockholders Agreement, has sole voting and dispositive power with respect to, 21,475,558 shares of Common Stock, representing approximately 52.5% of the outstanding shares of Company Common Stock.

     Amit Sarkar and his wife Sheila Christopherson may be deemed under the Exchange Act to be the indirect beneficial owners of, and, subject to certain provisions of the Stockholders Agreement, to share with each other voting and dispositive power with respect to, 2,045,292 shares of Company Common Stock held by JNA Holdings Ltd., representing approximately 5.0% of the outstanding shares of Company Common Stock. Ms. Christopherson may be deemed to control JNA Holdings Ltd. by virtue of her being an officer of JNA Holdings Ltd. and its sole shareholder. Mr. Sarkar disclaims any control of JNA Holdings Ltd. or beneficial ownership of the 2,045,292 shares of Company Common Stock held by JNA Holdings Ltd.

     Raghu Rajalingham may be deemed to be the indirect beneficial owner of, and, subject to certain provisions of the Stockholders Agreement, to have sole voting and dispositive power with respect to, 4,090,583 shares of Company Common Stock held by Fundus Inc., representing approximately 10.0% of the outstanding shares of Company Common Stock.

     Raj Janarthanan is the direct beneficial owner of, and, subject to certain provisions of the Stockholders Agreement, has sole voting and dispositive power with respect to, 2,045,292 shares of Company Common Stock, representing approximately 5.0% of the outstanding shares of Company Common Stock.

     By virtue of the Stockholders Agreement, the Filing Persons, together with the other Stockholders, could be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder. Such group is the beneficial owner in the aggregate of 39,164,689 shares of Company Common Stock, representing approximately 95.74% of the outstanding shares of Company Common Stock. See Item 4 of this Statement under the heading "Stockholders Agreement."

     (c) Since December 1, 2001, (1) no transactions in the Company Common Stock have been effected by the Filing Persons apart from their receipt of Company Common Stock in the Merger, and (2) to the best knowledge of the Filing Persons, no transactions in the Company Common Stock have been effected by the Stockholders other than the Filing Persons apart from their receipt of Company Common Stock in the Merger and in the automatic conversion, immediately before the Merger, of the Company's series B preferred stock into shares of Company Common Stock. See the Preliminary Note to this Statement.

     (d) No person other than each Filing Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Company Common Stock beneficially owned by such Filing Person.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to the Preliminary Note to, and Item 4 of, this Statement.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1: Second Amended and Restated Agreement and Plan of Merger dated as of December 18, 2001, by and among SanVision Technology Inc., SWWT, Inc. and E-Newco, Inc., filed as Appendix A to SWWT's definitive proxy statement dated January 16, 2002 (Commission File No. 0-25942), and incorporated herein by reference.

      Exhibit 2: Stockholders Agreement dated as of February 1, 2002, by and among SWWT, Inc. and the parties identified in Annex A thereto, filed as Exhibit 2(b) to the Current Report on Form 8-K of SVT Inc. bearing cover date of February 1, 2002 (Commission File No. 0-25942), and incorporated hereby by reference.

      Exhibit 3: Registration Rights Agreement dated as of February 1, 2002, by and among SWWT, Inc. and the parties identified in Schedule A thereto, filed as Exhibit 2(c) to the Current Report on Form 8-K of SVT Inc. bearing cover date of February 1, 2002 (Commission File No. 0-25942), and incorporated hereby by reference.

      Exhibit 4:    Joint Filing Agreement and Power of Attorney.

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


                                   Signatures
         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Sanjay Sethi
                                                     ----------------
                                                     Sanjay Sethi

Dated: February 11, 2002
                                                     /s/ Amit Sarkar
                                                     ---------------
                                                     Amit Sarkar


                                                     /s/ Sheila Christopherson
                                                     -------------------------
                                                     Sheila Christopherson


                                                     /s/ Raghu Rajalingham
                                                     ---------------------
                                                     Raghu Rajalingham


                                                     /s/ Raj Janarthanan
                                                     -------------------
                                                     Raj Janarthanan


                                       24